June 13, 2006

Via U.S. Mail and Facsimile (323-330-9902)

Steven Lipscomb
President and Chief Executive Officer
WPT Enterprises, Inc.
5700 Wilshire Boulevard, Suite 350
Los Angeles, California 90036

	Re:	WPT Enterprises, Inc.
		Form 10-K for the Fiscal Year Ended January 1, 2006
		Filed March 8, 2006
		File No. 0-50848

Dear Mr. Lipscomb:

      We have limited our review of your Form 10-K for the fiscal year ended January 1, 2006 to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 11 of the Form 10-K that you have an international television distribution agreement with Alfred Haber
Distribution, Inc. pursuant to which your television programming is telecast to Cuba and Sudan. Also, you have filed as Exhibit 10.20 an agreement with Discovery Communications, Inc. by which you license to
Discovery the rights to telecast your programming to countries including Cuba, Iran, North Korea, Sudan, and Syria. Each of these named countries is identified as a state sponsor of terrorism by the
State Department, and is subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and/or the Commerce Department`s Bureau of Industry and Security. Your Form
10-K does not contain any information regarding contacts with those countries.
Please describe to us, in reasonable detail, your previous, current, and anticipated operations or other contacts in Cuba, Iran, North Korea, Sudan, and Syria, whether through direct or indirect arrangements. Discuss their materiality to you in light of the countries` status as state sponsors of terrorism. Please also discuss whether the operations or other contacts, per individual country or in the aggregate, constitute a material investment risk to your security holders. Your response should specify, among other things, whether you have contacts with any entities controlled by or affiliated with the governments of the countries referred to above.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets, and liabilities associated with Cuba, Iran, North
Korea, Sudan, and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Illinois, Oregon, and
New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Finally, Brown University, Harvard University, Stanford University, the University of California system, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Cuba, Iran, North Korea, Sudan, and Syria.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance

		Kyle Moffat
		Accounting Branch Chief
	Division of Corporation Finance

Steven Lipscomb
WPT Enterprises, Inc.
June 13, 2006
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